CSM

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

07027808

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 2 3 2007
WASH. D.C. 186 SECTION

Subject CSM nv, (SEC File No. 82-34886)

Date October 8, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release September 26, 2007: PURAC strategic review results in restructuring operation
- Press release October 1, 2007: CSM reports progress share buy-back program
- Press release October 8, 2007: CSM reports progress share buy-back program

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weel

Mariëtte Mantel
CSM nv

PROCESSED
NOV 0 8 2007
THOMSON
FINANCIAL

dw 11/7

Enclosure(s)

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

PURAC STRATEGIC REVIEW RESULTS IN RESTRUCTURING OPERATION

Diemen, the Netherlands, 26 September 2007 – CSM subsidiary PURAC intends to restructure its operations by integrating the new production plant in Thailand into the overall production capacity and by discontinuing lactic acid production in the Netherlands and Spain as a result of a strategic review. Furthermore, in the Netherlands, the production of lactitol in Gorinchem will be closed down and the manufacturing plant in Ter Apelkanaal will be sold. Overall 160 jobs are affected. The new manufacturing footprint, which will be implemented in the course of 2008, will substantially improve the results of PURAC. The asset write down is expected to range between € 40 million and € 55 million depending on the sale proceeds.

The lactic acid market is developing into a highly competitive market in which production capacity needs to be used in the most efficient way. Therefore, Purac's lactic acid manufacturing will be discontinued in the Netherlands (Gorinchem) and Spain (Montmelo). It is no longer economically feasible to produce lactic acid in those plants. In the future, all lactic acid will be produced in the PURAC factories in Thailand (Rayong), Brazil (Campos) and the US (Blair).

The lactic acid factory in Gorinchem will specialize in the production of lactic acid derivatives, in which production of lactitol is no longer considered strategic and will be discontinued.
The lactic acid factory in Montmelo will gradually be transformed into a new D (-) and lactide plant to meet the increasing demand in PLA (Poly Lactic Acid) markets in line with the recently announced PLA innovations for the bio-plastics industry.

The production of gluconic acid and gluconates is no longer considered strategic. PURAC recently sold its gluconic acid business in Janesville (US) and now intends to sell the manufacturing plant in Ter Apelkanaal.

The unions and works councils have been informed and will be counseled. Compulsory dismissals can not be excluded.

Fabrizio Rampinelli, Managing Director of PURAC: "The new manufacturing footprint will align the structure and capacity of the PURAC organization with market potential and future demand. The new organization will result in higher levels of efficiency necessary to improve our results and will allow us to increase our flexibility towards our customers."

For more information, please contact:

Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information

About PURAC

PURAC is global market leader in lactic acid, has 70 years of experience and owns a broad portfolio of patents. PURAC has state-of-the-art lactic acid plants located in areas with favourable carbohydrate feedstock. A new lactic acid plant in Thailand will be operational early 2008. PURAC is a CSM company with annual sales of € 295 million and a workforce of around 1000 employees. PURAC operates in Europe, North America, Brazil and Asia. For more information: www.purac.com.

About CSM

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 1 October 2007 – CSM reports that in the past trading week it has repurchased 223,196 of its ordinary shares totalling EUR 5,293,132 at a weighted average price of EUR 23.7152 per share.

Since the start of the buy-back program on 17 September 2007, in total 601,539 ordinary shares have now been repurchased at a weighted average price of EUR 23.8275 per share, totalling EUR 14,333,182.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of € 100 million.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 8 October 2007 – CSM reports that in the past trading week it has repurchased 233,800 of its ordinary shares totalling EUR 5,654,223 at a weighted average price of EUR 24.1840 per share.

Since the start of the buy-back program on 17 September 2007, a total of 835,339 ordinary shares have now been repurchased at a weighted average price of EUR 23.9273 per share, totalling EUR 19,987,406.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of € 100 million.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END